STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a PUBLIC document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-53699

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Stonehaven, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
600 Fifth Avenue, 2nd Floor
_____
                          (No. and Street)

New York   NY   10020
_____
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bellanca LaFrance 561-299-0985   blafrance@stonehaven-llc.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Baker Tilly US, LLP
_____
            (Name – if individual, state last, first, and middle name)

14555 Dallas Pkwy, Suite 300 Dallas   Texas 75254
_____
(Address)   (City)   (State)   (Zip Code)

10/22/2003   23
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
    accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
    CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bellanca LaFrance, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonehaven, LLC, as of December 31, 2025 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Digitally signed by Bellanca
LaFrance
Date: D:20260331210425-04'00'

_____
Bellanca LaFrance
Controller

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of Financial Condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-
- ☐ (z) Other:_____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

STONEHAVEN, LLC

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member of
Stonehaven, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stonehaven, LLC
(the Company) as of December 31, 2025, that is filed pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial
statement presents fairly, in all material respects, the financial position of the Company as of
December 31, 2025, in conformity with accounting principles generally accepted in the United States
of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statement based on our audit. We are a public
accounting firm registered with the Public Company Accounting Oversight Board (United States)
(PCAOB) and are required to be independent with respect to the Company in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require
that we plan and perform the audit to obtain reasonable assurance about whether the financial
statement is free of material misstatement, whether due to error or fraud. Our audit included
performing procedures to assess the risks of material misstatement of the financial statement,
whether due to error or fraud, and performing procedures to respond to those risks. Such procedures
included examining, on a test basis, evidence regarding the amounts and disclosures in the financial
statement. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as evaluating the overall presentation of the financial
statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

Dallas, Texas
March 31, 2026

We have served as the Company's auditor since 2024.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Cash and cash equivalents	$	419,199
Accounts receivable, net		343,602
Due from related parties		139,130
Prepaid expenses and other assets		70,949
Property and equipment (net of accumulated depreciation of $130,818)		10,400
Investments		3,120
Total assets	$	986,400

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Commissions payable	$	228,884
Accounts payable		41,124
Accrued expenses and other payables		59,201
Total liabilities		329,209

MEMBER'S EQUITY		657,191
Total liabilities and member's equity	$	986,400

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Stonehaven, LLC (the "Company") converted its state of formation to Delaware on January 6, 2009. The Company is a single-member limited liability company wholly owned by Stonehaven Holdings, LLC (the "Parent"). The Company's operations are headquartered in New York City.

The Company's business activities include raising capital from primarily institutional investors for private offerings as well as certain financial advisory services.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company provides referral business and sales of private placement interests to institutional clients on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. As of December 31, 2025, significant estimates included accrued revenue and related commissions payable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. As of December 31, 2025, cash and cash equivalents were held at two major U.S. financial institutions. At times, cash balances held at any individual financial institution may exceed the insurance limits provided by the Federal Deposit Insurance Corporation.

Investments

The Company accounts for a significant portion of its financial instruments at fair value in accordance with ASC 820, Fair Value Measurement ("ASC 820"). As of December 31, 2025, the Company held investments which are recorded at fair value on the Statement of Financial Condition. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Level 1 instruments are based on quoted prices in active markets. Level 2 instruments are based on inputs that are observable but for which models or valuations need to be performed. Level 3 instruments are valued based on inputs that are unobservable and include situations where there is little or no market activity. Level 3 assets require significant judgement or estimates by Company management.

Accounts Receivable

Accounts receivable includes fee income due from clients. Included in accounts receivable are long-term receivables related to fee income that are generally paid in installments over a period of three to four years. Accounts receivable is assessed periodically for collectability and an allowance is recognized for credit losses, if required.

Allowance for Credit Losses

The Company follows the guidance in ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"), which applies to financial assets measured at amortized cost, held-to-maturity debt securities, receivables from contracts with customers and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets.

The Company generally does not require collateral and establishes an allowance for credit losses based upon factors surrounding the credit quality of the counterparty, historical experience and age of the accounts receivable balances.

After concluding that a reserved accounts receivable balance is no longer collectible, the Company will reduce both the gross receivable and the allowance for credit losses. As of December 31, 2025, the Company had net accounts receivable of $343,602 including an allowance of $14,515 placed against the gross accounts receivable balance.

Property and Equipment

Property and equipment are valued at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. The depreciation expense for the year ended December 31, 2025 totaled approximately $9,083.

Income Taxes

The Company is a single member limited liability company for U.S. federal and state income tax purposes. The Parent is responsible for the payment of income taxes and all tax liabilities are assumed by the Parent. The Company is not a tax paying entity for Federal income tax purposes and thus no federal, state or local income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns. Certain state and local authorities levy taxes or fees on the Company based on its net income.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2025. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2025.

3. 401(K) PROFIT SHARING PLAN

The Company has a 401(K) plan ("Plan") to provide retirement benefits for its employees. Employees may contribute part of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company does not match employee contributions to the Plan.

4. INVESTMENTS MEASURED AT FAIR VALUE

Investments at fair value are presented within Company's Statement of Financial Condition. The Company established a fair value hierarchy which is explained in further detail in Note 2.

The estimated values of these investments are based on quoted prices, where available, and the use of complex calculations and modeling where quoted prices are not available. As of December 31, 2025, the Company held stock in private companies with an estimated aggregate fair value of approximately $3,120 which are included in Level 3 instruments. The fair value of Level 3 instruments was determined based on reference to the most recent financing round of the issuer at issuance, through the use of the Black Scholes financial model, or is equal to the fee for services provided with which the investments were used to satisfy the clients' obligation. The warrants held by the Company are subject to certain restrictions prior to exercising.

	Total	Level 1	Level 2	Level 3
Investments				
Stock in private companies	$ 3,120	$ -	$ -	$ 3,120
Ending Balance, 12/31/2025	$ 3,120	$ -	$ -	$ 3,120

	Total	Level 1	Level 2	Level 3
Investments				
Beginning Balance, 01/01/2025	$ 192,803	$ -	$ -	$ 192,803
Additions	-	-	-	-
Redemptions/Transfer	(189,683)	-	-	(189,683)
Ending Balance, 12/31/2025	$ 3,120	$ -	$ -	$ 3,120

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $50,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was approximately 2.7 to 1 and its net capital of $100,635 was in excess of its net capital requirement by $50,635.

6. RISK CONCENTRATIONS

For the year ended December 31, 2025, the Company had one client representing greater than 10% of its gross revenue. At December 31, 2025, the receivable from this client represented none of the total accounts receivable balance.

7. **COMMITMENTS AND CONTINGENCIES**

Litigation

In the normal course of business, the Company may be involved in various legal matters, some of which may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company as of December 31, 2025.

Indemnification

The Company enters into contracts that contain a variety of indemnification obligations. The Company's maximum exposure under these arrangements is not known; however, the Company currently expects any associated risk of loss to be insignificant. In connection with these matters, the Company may incur legal expenses, which are expensed as incurred.

The Company does not have any commitments, contingencies or guarantees to report for the year ended December 31, 2025.

8. **RELATED PARTY TRANSACTIONS**

Pursuant to an expense sharing arrangement between the Company and Parent, the Company reimburses the Parent for direct and indirect expenses incurred on its behalf including accounting, compensation, information technology, office services and facilities rent.

From time to time, the Company and its affiliated entities incur shared operating costs on behalf of one another. As of December 31, 2025, the Company had approximately $139,130 due from related parties, consisting of $8,434 from Stonehaven Asset Management, LLC, $7,458 from Stonehaven Capital Partners, LLC, $7,407 from Stonehaven Advisors, LLC, $482 from Stonehaven Opportunities Fund, LLC, $509 from Stonehaven Services, LLC, $71,114 from Stonehaven Nexus, LLC and approximately $43,726 from Stonehaven Holdings, LLC. These balances are included in due from related parties in the accompanying Statement of Financial Condition.

9. **SEGMENT REPORTING**

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the Company's Chief Operating Decision Maker ("CODM"). In accordance with ASC 280, Segment Reporting ("ASC 280"), the Company operations constitute a single operating segment and therefore a single reportable segment because the Company engages in a single line of business as a securities broker-dealer.

The Company has identified its CEO as the CODM, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

10. **SUBSEQUENT EVENTS**

The Company has evaluated the impact of subsequent events through March 31, 2026 and determined there were no subsequent events that would have required adjustment to the financial statements or further disclosure in the accompanying notes.